NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Ave, NW, Suite 900 Washington, DC 20001 T: 202.689.2800 F: 202.689.2860 nelsonmullins.com

November 27, 2023

Via EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Tim Buchmiller, Cindy Polynice

Re:	Semper Paratus Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed November 13, 2023 File No. 001-41002

Dear Mr. Buchmiller and Ms. Polynice:

On behalf of Semper Paratus Acquisition Corporation (the “Company”), we hereby respond to the letter dated November 20, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed November 13, 2023 (the “Proxy Statement”). In response to the Comment Letter, today the Company is filed Amendment No. 1 to Proxy Statement (the “Amended Proxy Statement”) with the Commission. For ease of reference, the text of the Staff’s comment from the Comment Letter is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed on November 13, 2023

General

1.	We note that you propose to extend your termination date to December 15, 2024, a date which is 37 months from your initial public offering, and that your units, public shares and public warrants are currently listed on Nasdaq. Section IM-5101-2 of the Nasdaq Listing Rules requires that a business combination be completed within 36 months of the effectiveness of the initial public offering registration statement. Please revise your disclosure to explain that your proposed termination date does not comply with this rule and disclose the risks associated with non-compliance, including that your securities may be subject to suspension and delisting from Nasdaq.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that the Company revised the outside date to October 15, 2024 in the Amended Proxy Statement.

Office of Trade & Services

Division of Corporation Finance

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Rebekah McCorvey at (470) 515-1971. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew Tucker
Andrew Tucker

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